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SE ... ION

18000907

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received

FEB 22 2018

WASH. D.C.

SEC FILE NUMBER
8-48402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville	NY	10570
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle   914-433-3376
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

SEC / TM FEB 2 PM 3:18 RECEIVED

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection
of information
contained in this form are not required to respond
unless the form displays
a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

BW

OATH OR AFFIRMATION

I, Angela Lavelle _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital LLC _____, as of December 31 _____, 2017, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____

_____
                                                                                        Signature

                                                              Principal Financial Officer
                                                              _____
                                                                                        Title

_____
                 Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11ᵗʰ FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ThomasLloyd Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2011
Abington, Pennsylvania
February 16, 2018

3

ThomasLloyd Capital LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	59,286
Receivables		
Investment banking fee		692,235
Prepaid expenses and other assets		2,092
Investment in affiliate		100
Total assets	$	753,713

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	19,156
Total liabilities		19,156

Member's equity

Member's equity		734,557
Total member's equity		734,557
Total liabilities and member's equity	$	753,713

The accompanying notes are an integral part of this financial statement.

1.   ORGANIZATION

ThomasLloyd Capital LLC ("the Company"), a wholly-owned subsidiary of ThomasLloyd Global Asset Management (Americas), LLC (the Parent), is a broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and The Financial Industry Regulatory Authority (FINRA). The Company has agreed to limit its business to corporate finance and investment banking activities. The Company does receive trail commissions from mutual fund products. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity. The Company is organized as a limited liability company in the State of Delaware.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Revenue - Investment banking revenue is recorded upon the close of the related transaction. Any receivable for such transaction is evaluated monthly by management for collectability.

Concentration of Credit Risk - The Company is engaged in various investment banking activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

Income Taxes - The Company is a Delaware limited liability company that is a single member limited liability company and is considered to be a disregarded entity as defined in the Internal Revenue Code. Under this provision, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2017 the Company did not have liability for unrecognized tax benefits.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent events - Management has evaluated the impact of all subsequent events through February 16, 2018, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.

3. RELATED PARTY

The Company has an expense sharing agreement with the Parent, whereby the Parent or an affiliate of the Company pay the operating expenses of the Company. All operating expenses paid by the Parent or an affiliate that are attributable to the Company which are not reflected in the Company's financial statements will be recorded by the Company on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

4. INVESTMENT

During 2014, the Company made an investment in an affiliated company, ThomasLloyd Capital Partners S.à r.l. ThomasLloyd Capital Partners S.à r.l. is the General Partner to the Thomas Lloyd SICAV-SIF, a Luxembourg investment company with variable capital, a specialized investment fund governed by Luxembourg laws and incorporated under the legal form of a common limited partnership. This investment has been written down to $100.00 in 2017.

5. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital was $40,130 which was $35,130 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.48 to 1.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has no customer accounts.

ThomasLloyd Capital LLC
Financial Statement
December 31, 2017

ThomasLloyd Capital LLC
TABLE OF CONTENTS
December 31, 2017